COMMERCIAL PROPERTY OPERATIONS OF BROOKFIELD

ASSET MANAGEMENT INC.

Unaudited condensed carve-out financial statements for the Commercial Property

Operations of Brookfield Asset Management Inc. as at March 31, 2013

and December 31, 2012 and for the three month periods ended

March 31, 2013 and March 31, 2012

Commercial Property Operations of Brookfield Asset Management Inc.

Condensed Carve-out Balance Sheets

(Unaudited) (US$ Millions)	Note	Mar. 31, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties	3	$ 32,336	$ 31,859
Equity accounted investments	4	8,169	8,110
Other non-current assets	5	5,522	5,636
Loans and notes receivable	6	283	246
		46,310	45,851
Current assets
Loans and notes receivable	6	162	237
Accounts receivable and other	7	1,098	1,022
Cash and cash equivalents		970	910
		2,230	2,169
Total assets		$ 48,540	$ 48,020
Liabilities and equity in net assets
Non-current liabilities
Property debt	8	$ 17,673	$ 16,358
Capital securities	9	650	664
Other non-current liabilities	10	585	441
Deferred tax liability	11	1,073	997
		19,981	18,460
Current liabilities
Property debt	8	2,855	3,366
Capital securities	9	-	202
Accounts payable and other liabilities	12	1,345	1,747
		4,200	5,315
Total liabilities		24,181	23,775
Equity in net assets
Equity in net assets attributable to parent company	13 (a)	13,357	13,375
Non-controlling interests	13 (b)	11,002	10,870
Total equity in net assets		24,359	24,245
Total liabilities and equity in net assets		$ 48,540	$ 48,020

See accompanying notes to the condensed carve-out financial statements

Commercial Property Operations of Brookfield Asset Management Inc.

Condensed Carve-out Statements of Income

(Unaudited) (US$ Millions) Three months ended Mar. 31,	Note	2013	2012
Commercial property revenue	14	$751	$671
Hospitality revenue		329	51
Investment and other revenue	15	56	53
Total revenue		1,136	775
Direct commercial property expense	16	307	271
Direct hospitality expense	17	274	46
Investment and other expense	18	19	10
Interest expense		268	246
Administration expense	19	38	35
Total expenses		906	608
Fair value gains, net	20	247	340
Share of net earnings from equity accounted investments	4	232	442
Income before income taxes		709	949
Income tax expense	11	104	239
Net income		$605	$710
Net income attributable to
Parent company		$351	$383
Non-controlling interests		254	327
		$605	$710

See accompanying notes to the condensed carve-out financial statements

Commercial Property Operations of Brookfield Asset Management Inc.

Condensed Carve-out Statements of Comprehensive Income

(Unaudited) (US$ Millions) Three months ended Mar. 31,	Note	2013	2012

Net income		$605	$710
Other comprehensive income (loss)	13 (c)
Items that may be reclassified to net income:
Foreign currency translation		(134)	161
Cash flow hedges		45	42
Available-for-sale securities		(21)	3
		(110)	206
Total comprehensive income		$495	$916

Comprehensive income attributable to
Parent company
Net income		$351	$383
Other comprehensive income (loss)		(88)	112
		263	495
Non-controlling interests
Net income		254	327
Other comprehensive income (loss)		(22)	94
		232	421
Total comprehensive income		$495	$916

See accompanying notes to the condensed carve-out financial statements

Commercial Property Operations of Brookfield Asset Management Inc.

Condensed Carve-out Statements of Changes in Equity

(Unaudited)		Accumulated Other Comprehensive Income (Loss)
(US$ Millions)	Equity in net assets	Foreign currency translation	Cash flow hedges	Available- for-sale securities	Revaluation surplus	Total	Equity in net assets attributable to parent company	Non- controlling interests	Total equity in net assets
Balance as at Dec. 31, 2012	$ 12,777	$ 684	$ (124)	$21	$17	$ 598	$ 13,375	$ 10,870	$ 24,245
Net income	351	-	-	-	-	-	351	254	605
Other comprehensive income (loss)	-	(99)	34	(23)	-	(88)	(88)	(22)	(110)
Total comprehensive income	351	(99)	34	(23)	-	(88)	263	232	495
Contributions	38	-	-	-	-	-	38	77	115
(Distributions)	(319)	-	-	-	-	-	(319)	(177)	(496)
Balance as at Mar. 31, 2013	$ 12,847	$ 585	$ (90)	$(2)	$17	$ 510	$ 13,357	$ 11,002	$ 24,359

Balance as at Dec. 31, 2011	$ 11,375	$ 606	$ (104)	$4	$-	$ 506	$ 11,881	$ 9,613	$ 21,494
Net income	383	-	-	-	-	-	383	327	710
Other comprehensive income	-	87	22	3	-	112	112	94	206
Total comprehensive income	383	87	22	3	-	112	495	421	916
Contributions	294	-	-	-	-	-	294	149	443
(Distributions)	(95)	-	-	-	-	-	(95)	(159)	(254)
Balance as at Mar. 31, 2012	$ 11,957	$ 693	$ (82)	$7	$-	$ 618	$ 12,575	$ 10,024	$ 22,599

See accompanying notes to the condensed carve-out financial statements

Commercial Property Operations of Brookfield Asset Management Inc.

Condensed Carve-out Statements of Cash Flow

(Unaudited) (US$ Millions)	2013	2012
Operating activities
Net income	$605	$710
Share of net earnings from equity accounted investments	(232)	(442)
Fair value gains, net	(247)	(340)
Deferred income taxes	67	183
Accretion of discount on loan receivable	5	7
Depreciation and amortization	34	14
Initial direct leasing costs	(12)	(4)
Working capital and other	(221)	76
	(1)	204
Financing activities
Property debt, issuance	1,403	458
Property debt, repayments	(889)	(957)
Other secured debt, issuance	582	324
Other secured debt, repayments	(158)	(119)
Capital securities redeemed	(201)	(153)
Non-controlling interests, issued	72	104
Non-controlling interests, purchased	-	(2)
Non-controlling interests, distributions	(187)	(155)
Contributions from parent company	21	169
Distributions to parent company	(185)	(71)
	458	(402)
Investing activities
Investment properties, proceeds of dispositions	178	294
Investment properties, investments	(224)	-
Investment in equity accounted investments	(325)	(215)
Proceeds from sale of investments	57	99
Financial assets, proceeds	103	-
Foreign currency hedges of net investments	(22)	(11)
Loans and notes receivables, collected	88	115
Loans and notes receivables, advanced	(119)	(60)
Loan receivable from parent company, collected	-	108
Restricted cash and deposits	(18)	(59)
Capital expenditures - development and redevelopment	(50)	(73)
Capital expenditures - operating properties	(70)	(59)
	(402)	139
Cash and cash equivalents
Change in cash and cash equivalents	55	(59)
Foreign exchange revaluation	5	7
Balance, beginning of period	910	749
Balance, end of period	$970	$697

See accompanying notes to the condensed carve-out financial statements

Notes to the Condensed Carve-out Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE Operations

The Commercial Property Operations of Brookfield Asset Management Inc. (“Brookfield” or the “parent company”) consist of substantially all of Brookfield’s commercial property operations, including office, retail, multi-family and industrial and opportunistic investments, located in the United States, Canada, Australia, Brazil and Europe that have historically been owned and operated, both directly and through its operating entities, by Brookfield (collectively, the “Business” or the “company”). These operations include interests in 122 office properties and 171 retail properties. In addition, Brookfield has interests in a multi-family and industrial platform and an 18 million square foot commercial office development pipeline.

Brookfield will effect a reorganization so that an interest in the Business is acquired by holding entities, which will be owned by a subsidiary of Brookfield Property Partners L.P. (the “partnership”), a newly-formed limited partnership. Brookfield intends to transfer the Business through a special dividend to holders of its Class A limited voting shares and Class B limited voting shares of a portion of the partnership’s non-voting limited partnership units (the “spin-off”). The partnership’s sole direct investment will be a limited partner interest in Brookfield Property L.P. (the “property partnership”) which will control the Business through the holding entities. It is currently anticipated that immediately following the spin-off, the holders of Class A limited voting shares and Class B limited voting shares will own approximately 7.56% of the issued and outstanding units of the company on a fully-exchanged basis and Brookfield will hold units of the company and units of the property partnership that, taken together on a fully-exchanged basis represent approximately 7.56% of the units of the company. The partnership will control the strategic, financial and operating policy decisions of the property partnership pursuant to a voting agreement to be entered into between the partnership and Brookfield. Wholly-owned subsidiaries of Brookfield will serve as the general partners for both the partnership and the property partnership.

The parent company’s registered head office is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

These interim condensed carve-out financial statements represent a carve-out of the assets, liabilities, revenues, expenses, and cash flows of the Business that will be contributed to the partnership. These interim condensed carve-out financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The interim condensed carve-out financial statements have been prepared using the same accounting policies and methods as those used in the carve-out financial statements for the year ended December 31, 2012, except for the impact of the adoption of the accounting standards described below. The interim condensed carve-out financial statements have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.

Due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, these financial statements may not necessarily reflect the company’s financial position, results of operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had the Business been a stand-alone entity during the periods presented.

These interim condensed carve-out financial statements should be read in conjunction with the carve-out financial statements of the Business for the year ended December 31, 2012.

(b)	Adoption of Accounting Standards

The company adopted IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), IFRS 11, “Joint Arrangements” (“IFRS 11”) and IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”), effective January 1, 2013.

(i)	As a result of the adoption of IFRS 10, the company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the company controls the investee on the basis of de facto circumstances. In accordance with the transitional provisions of IFRS 10, the company re-assessed the control conclusion for its investees at January 1, 2013. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

(ii)	As a result of the adoption of IFRS 11, the company has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the company’s rights to the assets and obligation for the liabilities of the arrangements. When making this assessment, the company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification. The company has re-evaluated its involvement in its joint arrangements. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

(iii)	IFRS 12 requires the company to disclose information that helps users to evaluate the nature, risks and financial effects associated with the company’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The adoption of this guidance will be reflected in the company’s consolidated financial statements.

The company adopted IFRS 13, “Fair Value Measurement” (“IFRS 13”), effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, expect in specified circumstances. The adoption of this guidance did not result in any changes to carrying amounts, however additional disclosures have been reflected in the company’s condensed consolidated financial statements.

The company adopted Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income” (“Amendments to IAS 1”), effective January 1, 2013. Amendments to IAS 1 require the company to present the items of other comprehensive income that may be reclassified to profit or loss in the future if certain conditions are met, separately from those that would never be reclassified to profit or loss. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

(c)	Estimates

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the company’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the Business’ carve-out financial statements for the year ended December 31, 2012.

NOTE 3: INVESTMENT PROPERTIES

	Mar. 31, 2013			Dec. 31, 2012
(US$ Millions)	Operating properties	Development properties	Total	Operating properties	Development properties	Total

Balance at beginning of period	$30,291	$1,568	$31,859	$25,730	$1,864	$27,594
Property acquisitions	550	-	550	2,584	266	2,850
Property dispositions (1)	(187)	(35)	(222)	(968)	(34)	(1,002)
Capital expenditures	90	54	144	387	330	717
Reclassification of development to operating	-	-	-	1,068	(1,068)	-
Fair value gains (losses)	248	(34)	214	1,232	88	1,320
Foreign currency translation and other changes	(186)	(23)	(209)	258	122	380
Balance at end of period	$30,806	$1,530	$32,336	$30,291	$1,568	$31,859
(1) Property dispositions represent fair value at time of sale, or the selling price.

The Business determines the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Certain operating properties are valued using a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Development properties under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the Business measures its operating properties and development properties using valuations prepared by management. The company does not measure its properties based on valuations prepared by external valuation professionals.

The key valuation metrics for operating properties, including properties accounted for under the equity method, are set out in the following table on a weighted-average basis:

		Mar. 31, 2013			Dec. 31, 2012
	Primary Valuation Method	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs)

Office
United States	Discounted Cash Flow	7.4%	6.3%	11	7.3%	6.3%	11
Canada	Discounted Cash Flow	6.4%	5.6%	11	6.4%	5.6%	11
Australia	Discounted Cash Flow	8.8%	7.2%	10	8.9%	7.2%	10
Europe	Discounted Cash Flow	7.0%	5.8%	10	7.2%	5.8%	10
Europe(1)	Direct Capitalization	6.0%	n/a	n/a	6.1%	n/a	n/a

Retail
United States(1)	Direct Capitalization	5.5%	n/a	n/a	5.7%	n/a	n/a
Australia	Discounted Cash Flow	9.9%	9.2%	10	9.9%	9.2%	10
Brazil	Discounted Cash Flow	8.5%	7.2%	10	8.5%	7.2%	10

Multi-Family and Industrial
United States	Discounted Cash Flow	9.2%	7.6%	7	8.7%	8.0%	10
Canada	Discounted Cash Flow	9.0%	7.3%	10	9.0%	7.3%	10

Opportunistic Investments
United States	Discounted Cash Flow	9.0%	7.5%	9	8.7%	8.1%	10
(1) The valuation method used is the direct capitalization method. The amounts presented as the discount rate relate to the implied overall capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

During the three months ended March 31, 2013, the Business capitalized a total of $54 million (2012 - $68 million) of costs related to development properties. Included in this amount is $36 million (2012 - $48 million) of construction and related costs and $18 million (2012 - $20 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the three months ended March 31, 2013 is 6.9% (2012 - 6.1%).

NOTE 4: EQUITY ACCOUNTED INVESTMENTS

Summarized financial information in respect of the company’s equity accounted investments is provided below:

(US$ Millions)	Mar. 31, 2013	Dec. 31, 2012
Non-current assets	$48,167	$47,523
Current assets	1,554	1,655
Total assets	49,721	49,178
Non-current liabilities	21,494	22,547
Current liabilities	960	1,654
Total liabilities	22,454	24,201
Net assets	27,267	24,977
Company's share of net assets	$8,169	$8,110

(US$ Millions) Three months ended Mar 31,	2013	2012
Revenue	$1,209	$1,018
Expenses	794	839
Income before fair value gains	415	179
Fair value gains	464	1,334
Net income	879	1,513
Company's share of net earnings	$232	$442

NOTE 5: other NON-CURRENT ASSETS

The components of other non-current assets are as follows:

(US$ Millions)	Mar. 31, 2013	Dec. 31, 2012
Hotel operating assets	$3,026	$2,970
Securities designated as fair value through profit or loss (“FVTPL”)	901	915
Derivative assets	531	538
Securities designated as available-for-sale (“AFS”)	179	238
Goodwill	140	138
Other non-current assets	745	837
	$5,522	$5,636

NOTE 6: LOANS AND NOTES RECEIVABLE

Loans and notes receivable reside primarily in the company’s real estate finance funds and are generally secured by commercial and other income producing real property.

(US$ Millions)	Interest Rate	Maturity Date	Mar. 31, 2013	Dec. 31, 2012
Variable rate	LIBOR plus 1.40% to 14.00%	On Demand to 2016	$413	$483
Fixed rate	12.50%	2017	32	-
			$445	$483

Current		On Demand to 2014	$162	$237
Non-current(1)		2014 to 2017	283	246
			$445	$483
(1) See Note 23 for related party disclosures.

NOTE 7: ACCounts RECEIVABLE AND OTHER

The components of accounts receivable and other are as follows:

(US$ Millions)	Mar. 31, 2013	Dec. 31, 2012
Accounts receivable(1)	$324	$305
Securities designated as AFS	29	-
Restricted cash	342	325
Other current assets	403	392
	$1,098	$1,022
(1) See Note 23 for related party disclosures.

NOTE 8: Property Debt

Property debt includes the following:

	Mar. 31, 2013		Dec. 31, 2012
(US$ Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Facilities
Brookfield Office Properties' revolving facility	2.3%	$289	-	$-
Brookfield Office Properties' Canadian revolving facility	-	-	3.2%	68
Brookfield Office Properties' senior unsecured notes	4.2%	341	4.2%	350

Funds subscription credit facility	1.8%	643	1.8%	523

Secured Property Debt
Fixed rate	5.3%	8,677	5.6%	8,526
Variable rate	4.5%	10,578	4.5%	10,257
		$20,528		$19,724

Current		$2,855		$3,366
Non-current		17,673		16,358
		$20,528		$19,724

Property debt includes foreign currency denominated debt payable in the functional currencies of the borrowing subsidiaries. Property debt by currency is as follows:

	Mar. 31, 2013			Dec. 31, 2012
(Millions)	US$ Balance	Local Currency Balance		US$ Balance	Local Currency Balance
U.S. dollars	$12,976		$12,976	$12,365		$12,365
Canadian dollars	2,742	C$	2,790	2,506	C$	2,487
Australian dollars	3,294	A$	3,162	3,311	A$	3,186
Brazilian reais	883	R$	1,778	867	R$	1,772
British pounds	633		£416	675		£416
	$20,528			$19,724

NOTE 9: CAPITAL SECURITIES

Brookfield Office Properties has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2013		Dec. 31, 2012
Class AAA Series F	8,000,000	6.00%	$	―	$202
Class AAA Series G	4,400,000	5.25%		110	110
Class AAA Series H	8,000,000	5.75%		197	202
Class AAA Series J	8,000,000	5.00%		197	202
Class AAA Series K	6,000,000	5.20%		146	150
Total capital securities				$650	$866

Current			$	―	$202
Non-current				650	664
Total capital securities				$650	$866

On January 31, 2013, Brookfield Office Properties redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233 per share, representing a total redemption price of C$25.1233 per share.

Capital securities includes $540 million (December 31, 2012 – $756 million) repayable in Canadian dollars of C$550 million (December 31, 2012 – C$750 million).

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors of Brookfield Office Properties, on the last business day of March, June, September and December. On April 25, 2013 the Board of Directors of Brookfield Office Properties declared quarterly dividends payable for the Class AAA Series G, H, J and K preferred shares.

NOTE 10: OTHER NON-CURRENT LIABILITIES

The components of other non-current liabilities are as follows:

(US$ Millions)	Mar. 31, 2013	Dec. 31, 2012
Other secured debt	$-	$9
Other non-current financial liabilities	585	432
	$585	$441

NOTE 11: INCOME TAXES

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the partnership's corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.

The sources of deferred income tax balances are as follows:

(US$ Millions)	Mar. 31, 2013	Dec. 31, 2012
Non-capital losses (Canada)	$112	$127
Capital losses (Canada)	122	115
Net operating losses (U.S.)	37	38
Difference in basis	(1,344)	(1,277)
Net deferred tax liability	$(1,073)	$(997)

The deferred tax balance movements are as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2012	Income	Equity	Other	OCII	Mar. 31, 2013
Deferred tax assets related to non-capital losses and capital losses	$280	$(3)	$-	$-	$(6)	$271
Deferred tax liabilities related to difference in tax and book basis, net	(1,277)	(64)	-	(10)	7	(1,344)
Net deferred tax liability	$(997)	$(67)	$-	$(10)	$1	$(1,073)

The major components of income tax expense include the following:

(US$ Millions) Three months ended Mar. 31	2013	2012
Current income tax	$37	$56
Deferred income tax	67	183
Income tax expense	$104	$239

The company’s effective tax rate is different from the company’s domestic statutory income tax rate due to the differences set out below:

Three months ended Mar. 31	2013	2012
Statutory income tax rate	26%	26%
Change in rate resulting from:
Portion of income not subject to tax	(8)	(14)
International operations subject to different tax rates	(1)	13
Other	(2)	-
Effective income tax rate	15%	25%

NOTE 12: ACCOUNTS PAYABLE AND other liabilities

The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Mar. 31, 2013	Dec. 31, 2012
Accounts payable and accrued liabilities	$1,271	$1,450
Other secured debt	-	30
Other liabilities	74	267
	$1,345	$1,747

NOTE 13: EQUITY IN NET ASSETS

Equity in net assets consists of the following:

(US$ Millions)	Note	Mar. 31, 2013	Dec. 31, 2012
Equity in net assets attributable to parent company	(a)	$13,357	$13,375
Non-controlling interests	(b)	11,002	10,870
		$24,359	$24,245

(a)	Equity in net assets attributable to parent company

Equity in net assets attributable to parent company consists of the following:

(US$ Millions)	Mar. 31, 2013	Dec. 31, 2012
Equity in net assets	$12,847	$12,777
Accumulated other comprehensive income	510	598
	$13,357	$13,375

(b)	Non-controlling interests

Non-controlling interests consist of the following:

(US$ Millions)	Mar. 31, 2013	Dec. 31, 2012
Preferred equity	$1,440	$1,443
Other non-controlling interests	9,562	9,427
	$11,002	$10,870

(c)	Other comprehensive income (loss)

Other comprehensive income (loss) consists of the following:

(US Millions) Three months ended Mar. 31,	2013	2012
Items that may be reclassified to net income: Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	$(169)	$187
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three months ended March 31, 2013 of nil (2012 - $1 million)	35	(26)
	(134)	161
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for three months ended March 31, 2013 of $6 million (2012 – $3 million)	42	40
Reclassification of losses on derivatives designated as cash flow hedges, net of income taxes three months ended March 31, 2013 of $1 million (2012 - nil)	3	2
	45	42
Available-for-sale securities
Change in unrealized gains on available-for-sale securities	6	3
Reclassification to earnings of (gains) losses on available-for-sale securities	(27)	-
	(21)	3
Other comprehensive income (loss)	$(110)	$206

NOTE 14: COMMERCIAL PROPERTY REVENUE

The components of commercial property revenue are as follows:

(US$ Millions) Three months ended Mar. 31,	2013	2012
Base rent	$693	$632
Straight-line rent	29	11
Lease termination	1	2
Other	28	26
Commercial property revenue	$751	$671

NOTE 15: INVESTMENT AND OTHER REVENUE

The components of investment and other revenue are as follows:

(US$ Millions) Three months ended Mar. 31,	2013	2012
Fee revenue	$15	$15
Dividend income	-	10
Interest income	17	24
Other	24	4
Investment and other revenue	$56	$53

NOTE 16: DIRECT COMMERCIAL PROPERTY EXPENSE

The components of direct commercial property expense are as follows:

(US$ Millions) Three months ended Mar. 31,	2013	2012
Employee compensation and benefits	$31	$24
Property maintenance	141	111
Real estate taxes	95	93
Ground rents	9	8
Other	31	35
Direct commercial property expense	$307	$271

NOTE 17: DIRECT HOSPITALITY EXPENSE

The components of direct hospitality expense are as follows:

(US$ Millions) Three months ended Mar. 31,	2013	2012
Employee compensation and benefits	$96	$19
Marketing and advertising	14	2
Cost of food, beverage, and retail goods sold	20	4
Maintenance and utilities	23	1
Depreciation and amortization of real estate assets	22	4
Other	99	16
Direct hospitality expense	$274	$46

NOTE 18: INVESTMENT AND OTHER EXPENSE

The components of investment and other expense are as follows:

(US$ Millions) Three months ended Mar. 31,	2013	2012
Fee expense	$19	$9
Foreign exchange	-	1
Investment and other expense	$19	$10

NOTE 19: ADMINISTRATION EXPENSE

The components of administration expense are as follows:

(US$ Millions) Three months ended Mar. 31,	2013	2012
Employee compensation and benefits	$16	$17
Depreciation and amortization of non-real estate assets	12	10
Other	10	8
Administration expense	$38	$35

NOTE 20: FAIR VALUE GAINS, Net

The components of fair value gains, net, are as follows:

(US$ Millions) Three months ended Mar. 31,	2013	2012
Investment properties	$214	$389
Financial instruments	46	5
Other fair value gains (losses)	(13)	(54)
	$247	$340

Other fair value gains (losses) relate to realized gains on the sale of securities designated as available-for-sale offset by losses on hotel operating assets.

NOTE 21: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the Business and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

NOTE 22: FINANCIAL INSTRUMENTS

(a)	Derivatives and hedging activities

Interest rate hedging

The company has derivatives outstanding that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt.

As at March 31, 2013, the company had derivatives with a notional amount of $1,370 million in place to fix rates on forecasted fixed rate financings with maturities between 2023 and 2025 at rates between 2.1% and 4.7%. As at December 31, 2012, the company had derivatives with a notional amount of $1,377 million in place to fix rates on forecasted fixed rate financings with maturities between 2023 and 2025 at rates between 2.1% and 4.7%. The hedged forecasted fixed rate financings are denominated in U.S. Dollars and Canadian Dollars.

As at March 31, 2013, the company had derivatives with a notional amount of $5,357 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. As at December 31, 2012, the company had derivatives with a notional amount of $5,034 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. The hedged variable rate debts are denominated in U.S. Dollars, British Pounds, and Australian Dollars.

The fair value of the company’s outstanding interest rate derivative positions as at March 31, 2012 was a loss of $230 million (December 31, 2012 – loss of $273 million). For the three months ended March 31, 2013 the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.

Foreign currency hedging

The company has derivatives designated as net investment hedges of investments in foreign operating entities. As at March 31, 2013, the company had hedged a notional amount of £125 million at £0.64/US$ using foreign currency forward contracts maturing in June 2013. As at December 31, 2012, the company had hedged a notional amount of £45 million at £0.62/US$ using foreign currency forward contracts maturing March 2013.

The fair value of the company’s outstanding foreign currency forwards as at March 31, 2013 is a loss of $6 million (December 31, 2012 – nil).

In addition, as of March 31, 2013, the company had designated C$1,350 million (2012 – C$1,100 million) of Canadian dollar financial liabilities as hedges of net investment in Canadian operations.

Other derivatives

The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

At March 31, 2013, the company had a total return swap under which the company received the return on a notional amount of 1.4 million Brookfield Office Properties common shares in connection with Brookfield Office Properties’ deferred share unit plan. The fair value of the total return swap at March 31, 2013 was a gain of $1 million (December 31, 2012 – gain of $1 million) and no gain or loss in connection with the total return swap was recognized in administrative expense in the three months ended March 31, 2013 (2012 – loss of $1 million).

At March 31, 2013, the company had foreign exchange contracts outstanding to swap a €83 million notional amount to GBP (December 31, 2012 – €83 million). The fair value of these contracts as at March 31, 2013 was $1 million (December 31, 2012 – $2 million) and a loss of $6 million was recognized in investment and other income in connection with these contracts in the three months ended March 31, 2013 (2012 – loss of $3 million).

At March 31, 2013, the company had interest rate cap contracts outstanding with a notional amount of $4,627 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. As at December 31, 2012, the company had interest rate cap contracts outstanding with a notional amount of $3,564 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. The fair value of these contracts at March 31, 2013 was nil (December 31, 2012 – nil).

(b)	Measurement and classification of financial instruments

Classification and measurement

The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the financial statements:

			Mar. 31, 2013		Dec. 31, 2012
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value

Financial Assets
Loans and notes receivable	Loans & Receivables	Amortized Cost	$445	$445	$483	$483
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair Value	901	901	915	915
Derivative assets	FVTPL	Fair Value	531	531	538	538
Securities designated as AFS	AFS	Fair Value	179	179	238	238
Other receivables	Loans & Receivables	Amortized Cost	145	145	148	148
Accounts receivable and other
Securities designated as AFS	Loans & Receivables	Amortized Cost	29	29	-	-
Other receivables	Loans & Receivables	Amortized Cost	1,069	1,069	1,022	1,022
Cash and cash equivalents	Loans & Receivables	Amortized Cost	970	970	910	910
			$4,269	$4,269	$4,254	$4,254

Financial Liabilities
Property debt	Other Liabilities	Amortized Cost(1)	$20,528	$21,103	$19,724	$20,269
Capital securities	Other Liabilities	Amortized Cost	650	685	866	890
Other non-current liabilities
Other secured debt	Other Liabilities	Amortized Cost	-	-	9	9
Other non-current financial liabilities	Other Liabilities	Amortized Cost(2)	585	585	432	432
Accounts payable and other liabilities	Other Liabilities	Amortized Cost(3)	1,345	1,345	1,747	1,747
			$23,108	$23,718	$22,778	$23,347

(1) Includes embedded derivatives classified as FVTPL and measured at fair value of nil (2012 - $54 million).

(2) Includes embedded derivatives classified as FVTPL and measured at fair value of $71 million (2012 - $98 million).

(3) Includes embedded derivatives classified as FVTPL and measured at fair value of $227 million (2012 - $248 million).

Fair value hierarchy

The Business values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Business maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Mar. 31, 2013				Dec. 31, 2012
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial Assets
Securities designated as FVTPL	$-	$-	$901	$901	$-	$-	$915	$915
Securities designated as AFS	-	-	208	208	99	-	208	307
Derivative assets	-	-	531	531	-	-	538	538
	$-	$-	$1,640	$1,640	$99	$-	$1,661	$1,760

Financial Liabilities
Property debt	$-	$-	$-	$-	$-	$-	$54	$54
Other non-current liabilities	-	71	-	71	-	98	-	98
Accounts payable and other liabilities	-	227	-	227	-	248	-	248
	$-	$298	$-	$298	$-	$346	$54	$400

A reconciliation of fair value measurements in Level 3 is presented below:

	Mar. 31, 2013
(US$ Millions)	Financial Assets	Financial Liabilities
Opening balance	$1,661	$54
Acquisitions	-	-
Dispositions	-	(54)
Fair value gains (losses), net and other comprehensive income	(21)	-
Closing balance	$1,640	$-

NOTE 23: RELATED PARTIES

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value and are recognized in the financial statements. The following table summarizes transactions with related parties:

(US$ Millions) Transactions for the three months ended Mar. 31,	2013	2012
Commercial property revenue(1)	$1	$2
Interest income	3	13
Administrative expense(2)	12	10
Management fees paid	5	5

(US$ Millions) Balances outstanding as at	Mar. 31, 2013	Dec. 31, 2012
Loans and notes receivable(3)	$365	$423
Other current receivables	7	1
Capitalized construction profits payable to Brookfield	-	49
Property debt payable	-	30
Other liabilities	1	52

(1) Amounts received from Brookfield and its subsidiaries for the rental of office premises

(2) Amounts paid to Brookfield and its subsidiaries for administrative services

(3) Includes $148 million receivable from Brookfield upon the earlier of the company's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes. Also included is a $200 million loan receivable related to Brookfield's ownership of Brookfield Office Properties’ Class AAA Series E capital securities earning a rate of 108% of bank prime.

NOTE 24: SEGMENTED INFORMATION

The company has four operating segments which are independently reviewed and managed by the chief operating decision maker (“CODM”), who is identified as the company’s chief executive officer. The operating segments are office, retail, multi-family and industrial, and opportunistic investments, located in the United States, Canada, Australia, Brazil and Europe.

The CODM measures and evaluates segment performance based on equity attributable to parent company, net operating income (“NOI”), funds from operations (“FFO”) and Total Return. NOI, FFO and Total Return do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. The Business defines these measures as follows:

•	NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.
•	FFO: means income, including equity accounted income, before realized gains (losses), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.
•	Total return: means income before income tax expense (benefit) and related non-controlling interests.

The following summary presents segmented financial information for the company’s principal geographic areas of business:

(US$ Millions)	Total assets		Total liabilities		Equity attributable to parent
	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012
Office
United States (1)	$ 15,908	$ 15,978	$ 7,799	$ 8,077	$ 7,499	$ 7,311
Canada (2)	5,260	5,262	2,632	2,526	2,126	2,224
Australia (3)	5,862	5,816	2,769	2,760	2,967	2,933
Europe	1,991	2,063	698	744	1,291	1,317
Developments	1,375	1,380	422	424	550	539
Unallocated (4)	-	-	1,280	1,284	(7,465)	(7,362)
	30,396	30,499	15,600	15,815	6,968	6,962
Retail
United States	5,903	5,757	344	305	5,125	5,029
Australia	354	355	137	137	194	196
Brazil	2,325	2,287	881	871	377	369
	8,582	8,399	1,362	1,313	5,696	5,594
Multi-Family and Industrial (5)	3,275	2,919	2,361	2,054	217	221
Opportunistic Investments (6)	6,287	6,203	4,858	4,593	476	598
	$ 48,540	$ 48,020	$ 24,181	$ 23,775	$ 13,357	$ 13,375

1.	Equity attributable to parent is net of non-controlling interests of $610 million (2012 - $590 million).
2.	Equity attributable to parent is net of non-controlling interests of $502 million (2012 - $512 million).
3.	Equity attributable to parent is net of non-controlling interests of $126 million (2012 - $123 million).
4.	Unallocated liabilities include corporate debt and capital securities. Equity attributable to parent includes non-controlling interests.
5.	Operations primarily in North America.
6.	Operations primarily in North America with interests in Europe, Australia, and Brazil.

(US$ Millions)	Total revenue		NOI		FFO		Total Return
Three months ended Mar. 31,	2013	2012	2013	2012	2013	2012	2013	2012
Office
United States (1)	$ 371	$ 342	$ 201	$ 192	$ 148	$ 119	$ 186	$ 197
Canada (2)	140	141	73	66	48	40	51	90
Australia	122	117	81	76	50	53	52	64
Europe (3)	13	17	9	8	2	10	65	15
Unallocated (4)	-	-	-	-	(149)	(126)	(149)	(126)
	646	617	364	342	99	96	205	240
Retail
United States	-	-	-	-	66	49	157	313
Australia	8	8	6	5	3	2	3	1
Brazil	35	38	22	24	2	(1)	3	6
	43	46	28	29	71	50	163	320
Multi-Family and Industrial (5)	67	19	35	11	4	1	17	(5)
Opportunistic Investments (6)	380	93	94	27	11	1	34	23
	$ 1,136	$ 775	$ 521	$ 409	$ 185	$ 148	$ 419	$ 578

1.	2013 funds from operations include equity accounted income of $16 million (2012 - $20 million) and is net of non-controlling interests of $80 million (2012 - $65 million).
2.	2013 funds from operations is net of non-controlling interests of $27 million (2012 - $27 million).
3.	2013 funds from operations include a dividend of nil from Canary Wharf (2012 - $9 million).
4.	Funds from operations include unallocated interest expense, operating costs and non-controlling interest.
5.	Operations primarily in North America.
6.	Operations primarily in North America with interests in Europe, Australia, and Brazil.

The following table provides a reconciliation of revenue, NOI, FFO and Total Return to net income attributable to parent company for the three months ended March 31, 2013 and 2012:

(US$ Millions) Three months ended Mar. 31,	2013	2012
Commercial property revenue	$751	$671
Hospitality revenue	329	51
Direct commercial property expense	(307)	(271)
Direct hospitality expense	(274)	(46)
Depreciation and amortization of real estate assets (1)	22	4
NOI	521	409
Investment and other revenue	56	53
Investment and other expense	(19)	(10)
Share of equity accounted income excluding fair value gains	106	89
Interest expense	(268)	(246)
Administration expense	(38)	(35)
Non-controlling interests in funds from operations	(173)	(112)
FFO	185	148
Depreciation and amortization of real estate assets (1)	(22)	(4)
Fair value gains, net	247	340
Share of equity accounted fair value gains	126	353
Non-controlling interests in total return	(117)	(259)
Total Return	419	578
Income tax expense	(104)	(239)
Non-controlling interest in income tax expense	36	44
Net income attributable to parent company	$351	$383

(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the Total Return calculation.

The following summary presents financial information by the company’s principal geographic regions in which it operates:

(US$ Millions)	Total revenue three months ended Mar. 31,		Total non-current assets as at
	2013	2012	Mar. 31, 2013	Dec. 31, 2012
United States	$758	$454	$29,086	$28,545
Canada	142	141	5,404	5,509
Australia	188	125	7,250	7,215
Brazil	35	38	2,420	2,360
Europe	13	17	2,150	2,222
	$1,136	$775	$46,310	$45,851

NOTE 25: Supplemental cash flow information

The following table presents the cash interest and taxes paid for the three month periods ended March 31, 2013 and 2012:

(US$ Millions) Three months ended Mar. 31,	2013	2012
Cash taxes paid	$23	$37
Cash interest paid	235	150

NOTE 26: SUBSEQUENT EVENTS

On April 15, 2013 Brookfield distributed to the holders of its Class A and B limited voting shares one unit of the partnership for approximately every 17.42 shares of Brookfield through a special dividend.

NOTE 27: APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors of Brookfield and authorized for issue on April 30, 2013.